Exhibit 2.3

Execution Version

AMENDMENT NO. 2 TO

ACQUISITION AGREEMENT

THIS AMENDMENT NO. 2 TO THE ACQUISITION AGREEMENT (this “Amendment”) is entered into as of May 17, 2022, by and among Surf Air Global Limited, a British Virgin Islands company (“Surf Holdings”), Surf Air Inc., a Delaware corporation (“Surf Air”), Surf Air Mobility Inc., a Delaware corporation and wholly owned subsidiary of Surf Holdings (“NewCo”), SAC Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of NewCo (“Merger Sub”, and together with Surf Air, NewCo and Surf Holdings, the “Surf Entities”), and Southern Airways Corporation, a Delaware corporation (the “Company”). Each entity is referred to herein as a “Party” and, collectively, as the “Parties”. Capitalized terms used but not defined in this Amendment shall have the meaning ascribed to such terms in the Acquisition Agreement, as defined below.

W I T N E S S E T H:

WHEREAS, the Surf Entities and the Company entered into that certain Acquisition Agreement, dated as of March 17, 2021, as amended by that certain Amendment No. 1 to Acquisition Agreement, dated as of August 22, 2021 (collectively, the “Acquisition Agreement”) pursuant to which, subject to the terms and conditions thereunder, the Parties intend to effect a merger of Merger Sub with and into the Company in accordance with the Acquisition Agreement and the General Corporation Law of the State of Delaware, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of NewCo;

WHEREAS in connection with the execution and delivery of that certain Business Combination Agreement, dated as of the date hereof, by and among Tuscan Holdings Corp. II, a Delaware corporation , Surf Holdings, NewCo, THCA Merger Sub Inc., a Delaware corporation and SAGL Merger Sub Limited, a BVI business company formed under the laws of the British Virgin Islands, the Parties desire to amend the Acquisition Agreement as set forth herein; and

WHEREAS, pursuant to Section 8.03 of the Acquisition Agreement, the Acquisition Agreement may be amended by a written instrument signed on behalf of the Party against whom enforcement is sought.

NOW, THEREFORE, in consideration of the foregoing and of the agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto hereby agree as follows:

1. Amendments to the Acquisition Agreement. The Acquisition Agreement is hereby amended as follows:

(a)	Section 4.01(a) is hereby deleted in its entirety and replaced with the following:

“(a) to use reasonable best efforts to conduct its business in all material respects in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, except (i) for any action taken or omitted to be taken by the Company or any of its Subsidiaries acting reasonably and in good faith in response to COVID-19 or any COVID-19 Measures and (ii) nothing herein shall prohibit the Company and its Subsidiaries from disbursing to its stockholders, employees or other Persons any cash or cash equivalents held by the Company or any of its Subsidiaries, so long as immediately after giving effect to any such disbursement the Company and its Subsidiaries will continue to hold cash and cash equivalents of at least (x) $3 million, in the aggregate, less (y) amounts owed by Surf Entities and their Subsidiaries to the Company and its Subsidiaries (excluding any deposits delivered by the Surf Entities and their Subsidiaries to secure such amounts owed);”

(b)	Section 4.01(d)(ii) is hereby deleted in its entirety and replaced with the following:

“(ii) other than in the ordinary course in connection with the Car Rental Program, incur any Indebtedness (whether under the Scheduled Indebtedness or otherwise), or guarantee any Indebtedness of any Person; provided, however, nothing herein shall prohibit the Company and its from incurring or guaranteeing Indebtedness for the purchase of additional airplanes; or”

(c)	Section 5.11(c) is hereby amended to delete therefrom: “, except that the Company shall pay one-half (1/2) of all reasonable fees and expenses of PricewaterhouseCoopers incurred by Surf Air from and after August 6, 2021 continuing through the Closing or termination of this Agreement in accordance with Section 8.01 to uplift the Company’s financial statements to be PCAOB compliant and complete the audit of such financial statements, in each case to the extent required for the preparation of the Registration Statement, up to a maximum of $250,000, in the aggregate”

(d)	A new Section 5.17 is hereby added as follows:

“5.17 NewCo Board. The Parties acknowledge and agree that following the closing of the Business Combination, (a) the board of directors of NewCo (the “NewCo Board”) is intended to have nine (9) members, with seven (7) initially designated by Surf Holdings, one (1) initially designated by SPAC and approved by Surf Holdings (such approval not to be unreasonably withheld) and one (1) who shall be the chief executive officer of NewCo and (b) NewCo shall have a three-tier classified board, with each member of the NewCo Board to be designated in one of the three classes as mutually agreed by Surf Holdings and SPAC. The Parties agrees that (x) the Company shall have the right to designate one of the members of NewCo Board initially designated by Surf Holdings, which the Company agrees will be R. Stanley Little (or, if R. Stanley Little, is unable to serve, a replacement determined by the Company prior to Closing), and, (y) if at any time within twelve (12) months following the Effective Date, the number of directors of the NewCo Board is increased to more than nine (9) members, R. Stanley Little shall be entitled to designate an additional director to the NewCo Board, and such member shall be deemed pre-approved by Surf Holdings and SPAC. The NewCo Board shall comply with Nasdaq Stock Market and any applicable state law requirements, including with respect to diversity, independence and committee composition. The Parties agree that, notwithstanding anything to the contrary set forth herein, R. Stanley Little shall be an express third party beneficiary of this Section 5.17 entitled to enforce the terms hereof.”

(e)	A new Section 5.18 is hereby added as follows:

“5.18 Management Incentive Plan. Prior to or concurrently with the closing of the Merger, (a) NewCo shall adopt an incentive plan for the employees, consultants and other service providers Company and its Subsidiaries reflecting the terms set forth on Exhibit B attached hereto and otherwise reflecting terms and conditions reasonably acceptable to Company, as determined by its Chairman, and (b) NewCo shall grant awards under the plan to employees, consultants and other service providers of Company and its Subsidiaries based on their beneficial ownership of equity securities of the Company as shall be determined by the Chairman of the Company prior to the Closing. The Parties agree that, notwithstanding anything to the contrary set forth herein, Chairman of the Company prior to the Closing shall be an express third party beneficiary of this Section 5.18 entitled to enforce the terms hereof.”

(f)	A new Section 5.19 is hereby added as follows:

5.19. Excluded Interests. The Surf Entities agree to consult in good faith with the Chairman of the Company with respect to the use of proceeds raised through the issuance of Excluded Interests and not to use such proceeds to repay any Indebtedness.

(g)	A new Section 5.20 is hereby added as follows:

“5.20 BCA Documents. The Surf Parties shall use their commercially reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to cause the transactions contemplated by the Business Combination Agreement to be consummated on the terms set forth in the Business Combination Agreement and the other BCA Documents, including using their commercially reasonable efforts to (i) maintain in full force and effect the Business Combination Agreement and the other BCA Documents in accordance with the terms thereof, (ii) satisfy on a timely basis all conditions to the obligations of the Surf Entities to consummate the transactions contemplated by the Business Combination Agreement, to the extent within the control of the Surf Entities and their Subsidiaries , and, subject to the satisfaction or waiver of the conditions to closing set forth in the Business Combination Agreement, to consummate the transactions contemplated by the Business Combination Agreement concurrently with the Closing, (iii) comply on a timely basis with the obligations of Surf Entities and their Subsidiaries under the Business Combination Agreement and the other BCA Documents, and (iv) enforce the rights of Surf Entities and their Subsidiaries under the Business Combination Agreement and the other BCA Documents. The Surf Entities have provided the Company with true and correct copies of the Business Combination Agreement and the other BCA Documents and the Surf Entities shall give the Company prompt written notice upon becoming aware of (A) any breach or default (or any event or circumstance which, with or without notice, lapse of time or both, could reasonably be expected to give rise to any breach or default) by any party to any of the Business Combination Agreement or the other BCA Documents that would reasonably be expected to cause any of the conditions set forth in any of the Business Combination Agreement or the other BCA Documents not to be satisfied, (B) any written termination or repudiation of, or threat in writing to terminate or repudiate, the Business Combination Agreement by any party thereto, (C) any material dispute or disagreement between or among any of the Business Combination Agreement or the other BCA Documents, or (D) the occurrence of an event or development that any of the Surf Entities reasonably expects to have a material adverse impact on the ability of the transactions contemplated by the Business Combination Agreement to be consummated. Prior to the Closing, without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), no Surf Entity nor any of its Subsidiaries shall permit (I) any amendment or modification to be made to, or any waiver of any provision or remedy under the Business Combination Agreement or the other BCA Documents (including, without limitation, any amendment, modification or waiver that (v) adversely affects the ability of the parties to consummate the transactions contemplated by the Business Combination Agreement, (w) adversely affects the termination provisions of, or would result in the termination of, the Business Combination Agreement or any of the other BCA Documents, (x) imposes additional conditions precedent to the consummation of the transactions contemplated by the Business Combination Agreement or amends or modifies any of the existing conditions to the consummation of the transactions contemplated by the Business Combination Agreement or (z) adversely impacts the ability of the Surf Entities or any of their subsidiaries to enforce their rights against the counterparties to the Business Combination Agreement or any of the other BCA Documents) or (II) any grant of any release or consent under the Business Combination Agreement or any of the other BCA Documents. The Surf Entities shall consult in good faith with the Company in connection with the exercise by the Surf Entities and/or any of their Subsidiaries of their rights in the event of (1) any breach or default (or any event or circumstance which, with or without notice, lapse of time or both, could reasonably be expected to give rise to any breach or default) by any party to the Business Combination Agreement or any of the other BCA Documents or (2) any failure of the conditions to the consummation of the Business Combination Agreement or any of the other BCA Documents, including with respect to the decision whether to waive any such breach, default or failure.”

(h)	A new Section 5.21 is hereby added as follows:

“Certain Defined Terms. Capitalized terms used in this Agreement but not otherwise defined shall have the meaning ascribed to them in the Business Combination Agreement.”

(i)	Section 6.01(c) is hereby amended in its entirety and replaced with the following:

“(c) Business Combination. The Transactions (as defined in the Business Combination Agreement) shall be simultaneously consummated in accordance with the terms of the Business Combination Agreement.

(j)	Section 8.01(b) is hereby deleted in its entirety and replaced with the following:

“(b) by Surf Air or the Company if the Business Combination Agreement has been validly terminated or any party thereto has the right to terminate the Business Combination Agreement in accordance with the terms thereof.”

(k)	Section 8.01(h) is hereby deleted in its entirety and replaced with the following:

“(h) by the Company, if the Closing Date shall not have occurred by the Outside Date.”

(l)	Section 8.01(j) is hereby deleted in its entirety and replaced with the following:

“(j) by the Company, (i) if the Business Condition (as defined in Exhibit B) is not satisfied as of September 30, 2022 or fails to be satisfied at any time thereafter or, (ii) if the Surf Entities’ financial advisor for the transaction contemplated by the Business Combination Agreement withdraws from, or otherwise ceases to serve in, that role and is not within 30 days replaced with a financial advisor that, in the Company’s good faith determination, has a reputation and is of caliber at least as good as the prior financial advisor.

(m)	The attached Exhibit B shall be attached to the Acquisition Agreement.

(n)	The following defined term shall be added to Appendix A of the Acquisition Agreement:

“BCA Documents” means the Business Combination Agreement, together with the Exhibits, Disclosure Schedules, and Schedules thereto and each of the Transaction Documents and other agreements and documents referenced in the Transaction Documents, as they may be amended, restated or otherwise modified from time to time.

““Business Combination Agreement” means that certain Business Combination Agreement, dated as of the date hereof, by and among Tuscan Holdings Corp. II, a Delaware corporation, Surf Holdings, NewCo, THCA Merger Sub Inc., a Delaware corporation and SAGL Merger Sub Limited, a BVI business company formed under the laws of the British Virgin Islands, as it may be amended, restated or otherwise modified from time to time.”

““Excluded Interests” means those Simple Agreements for Future Equity, each dated May 17, 2022 and in the form previously provided to the Company, between Surf Holdings and each of Broader Media Holdings, LLC, Partners for Growth V, L.P. and Parklane Investments, LLC and such other financings for cash effected by any of the Surf Entities or any of their respective Subsidiaries after the date hereof, but prior to or concurrent with the Closing.

(o)	The following defined terms in Appendix A of the Acquisition Agreement are hereby deleted in their entirety: “Complaint LOI” and “Complaint Business Combination Agreement.”

(p)	The following defined terms in Appendix A of the Acquisition Agreement are hereby deleted in their entirety and replaced with the following:

““Aggregate Merger Consideration” means (i) shares of NewCo Common Stock representing the greater of (a) $81.25 million and (b) 12.5% of shares of the Total Closing Consideration, and (ii) the right to receive (to the extent payable under the Business Combination Agreement) (x) upon the occurrence of each of the First Earnout Achievement Date, the Second Earnout Achievement Date, the Third Earnout Achievement Date and the Fourth Earnout Achievement Date (including by virtue of any deemed occurrence of the First Earnout Achievement Date, the Second Earnout Achievement Date, the Third Earnout Achievement Date and the Fourth Earnout Achievement Date pursuant to Section 2.10(f) of the Business Combination Agreement) in accordance with Section 2.10(a), Section 2.10(b), Section 2.10(c) and Section 2.10(d), respectively, of the Business Combination Agreement, (upon each such occurrence) a number of shares of NewCo Common Stock equal to the product of (A) 7,000,000 multiplied by (B) 12.5%, and (y) upon the satisfaction of the Commercial and Strategic Arrangement Condition in accordance with Section 2.10(e) of the Business Combination Agreement, a number of shares of NewCo Common Stock equal to the product of (A) 10,000,000 multiplied by (B) 12.5%.”

“Outside Date” shall have the meaning set forth in the Business Combination Agreement.

““Total Closing Consideration” means the total number of shares of NewCo Common Stock (on an as-converted to NewCo Common Stock basis to the extent there is more than one class of capital stock of NewCo) and/or other consideration issuable or payable (x) in respect of the assets and/or equity interests (including, for avoidance of doubt, Simple Agreements for Future Equity, equity awards and warrants) of the Surf Entities and the Company pursuant to the Business Combination Agreement or otherwise in connection with the Business Combination or in the Merger (y) and, to the extent applicable, in the Ampaire Equivalent Transaction (including, for this purpose (i) the maximum number of shares of capital stock of NewCo and/or other consideration issuable or payable (x) in respect of the assets and/or equity interests (including, for avoidance of doubt, Simple Agreements for Future Equity, equity awards and warrants) of the Surf Entities and the Company pursuant to the Business Combination Agreement or otherwise in connection with the Business Combination, the Merger and (y) to the extent applicable, the Ampaire Equivalent Transaction, in each case pursuant to any escrow, earn-out, holdback or other contingent event, but excluding (I) any shares of NewCo capital stock reserved for issuance pursuant to any equity incentive plans of NewCo but not subject to awards thereunder granted prior to the consummation of the Business Combination Agreement, the Business Combination or the Merger, (II) any shares of NewCo Common Stock issuable upon (x) the occurrence of any of the First Earnout Achievement Date, the Second Earnout Achievement Date, the Third Earnout Achievement Date, the Fourth Earnout Achievement Date (including by virtue of any deemed occurrence of the First Earnout Achievement Date, the Second Earnout Achievement Date, the Third Earnout Achievement Date and the Fourth Earnout Achievement Date pursuant to Section 2.10(f) of the Business Combination Agreement) pursuant to Section 2.10(a), Section 2.10(b), Section 2.10(c) Section 2.10(d), respectively, of the Business Combination Agreement and (y) the satisfaction of the Commercial and Strategic Arrangement condition, pursuant to Section 2.10(e) of the Business Combination Agreement, (III) shares of NewCo Common Stock issuable pursuant to the SkyWest Agreement, and (IV) shares of NewCo Common Stock issuable upon the exercise or conversion of the Excluded Interests.”

2. Counterparts. This Amendment may be executed in two or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the Parties and delivered to the other Parties. A signed copy of this Amendment delivered by electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Amendment.

3. Effect of Amendment; No Waiver. Except as expressly set forth in Section 1 of this Amendment: (a) the terms and conditions of the Acquisition Agreement (as previously amended) are unaffected by this Amendment, (b) the Parties hereby reserve all rights and privileges under the Acquisition Agreement that exist as of the date of the Acquisition Agreement (as previously amended) and this Amendment and (c) the execution of this Amendment by the Parties shall not constitute a waiver by any Party of any such rights or privileges that exist as of the date of this Amendment.

4. Other Provisions. Sections 8.03 (Amendment), 8.04 (Extension; Waiver), 9.01 (Notices), 9.04 (Entire Agreement; Assignment), 9.05 (Severability), 9.07 (Governing Law; Exclusive Jurisdiction), 9.08 (Rules of Construction) and 9.09 (Waiver of Jury Trial) of the Acquisition Agreement are incorporated into this Amendment by reference as if fully set forth herein, mutatis mutandis.

[Signature Page Follows]

IN WITNESS WHERE OF, the Parties have duly executed this Amendment as of the date first written above.

SURF AIR MOBILITY INC.

By:	/s/ Sudhin Shahani
Name:	Sudhin Shahani
Title:	President

SURF AIR GLOBAL LIMITED

By:	/s/ Sudhin Shahani
Name:	Sudhin Shahani
Title:	CEO

SURF AIR INC.

By:	/s/ Sudhin Shahani
Name:	Sudhin Shahani
Title:	CEO

SAC MERGER SUB INC.

By:	/s/ Sudhin Shahani
Name:	Sudhin Shahani
Title:	President

SOUTHERN AIRWAYS CORPORATION

By:	/s/ R. Stanley Little
Name:	R. Stanley Little
Title:	CEO

[Signature Page to Amendment No. 2 to Southern Acquisition Agreement]

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